SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              FORM 11-K


(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                 OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM     TO
                                                         ---    ---

                     COMMISSION FILE NUMBER   0-22662


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    UNITED VIDEO SATELLITE GROUP, INC.
                              401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                    UNITED VIDEO SATELLITE GROUP, INC.
                  7140 S. Lewis Avenue, Tulsa, OK  74136
                             (918) 488-4000

                   UNITED VIDEO SATELLITE GROUP, INC.
                              401(k) Plan

                           Financial Statements
                        and Supplemental Schedules


                             TABLE OF CONTENTS


                                                                 Page

Independent Auditors' Report                                       2

Financial Statements:

  Statements of Net Assets Available for Benefits -
    December 31, 1997 and 1996                                     3

  Statements of Changes in Net Assets Available for Benefits -
    Year Ended December 31, 1997 and 1996                          4

  Notes to Financial Statements                                   5-11



                                                               Schedule
Item 27(a) -
  Schedule of Assets Held for Investment Purposes -
    December 31, 1997                                              1

Item 27(d) -
  Schedule of Reportable Transactions - Year Ended
    December 31, 1997                                              2



All other schedules required for 1997 by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                     INDEPENDENT AUDITORS' REPORT



To the Plan Administrator
United Video Satellite Group, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of United Video Satellite Group, Inc. 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and the schedule of reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     KPMG Peat Marwick LLP
Tulsa, Oklahoma
May 29, 1998

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

            Statements of Net Assets Available for Benefits
                       December 31, 1997 and 1996


                                                 1997           1996
                                                 ----           ----


Assets
------

Cash                                        $     1,119    $     3,222
Investments at fair value:
  Money market funds                          1,132,612      1,089,412
  Common/collective trust funds               6,414,111      5,594,390
  Mutual funds                                6,954,771      5,484,698
  Common stock of United Video
    Satellite Group, Inc.                       239,862         85,430
  Participant loans                             270,825        180,042
                                            -----------    -----------
    Total investments                        15,012,181     12,433,972

Receivables:
  Employee contributions receivable             135,198         73,689
  Employer contributions receivable             102,771         47,249
  Accrued income                                     --            469
                                            -----------    -----------
    Total receivables                           237,969        121,407
                                            -----------    -----------
                                             15,251,269     12,558,601

Liabilities
-----------

Unallocated forfeitures                          89,780         24,208
                                            -----------    -----------
Net assets available for benefits           $15,161,489    $12,534,393
                                            ===========    ===========


             See accompanying notes to financial statements.

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                  Statements of Changes in Net Assets
                         Available for Benefits

                 Year Ended December 31, 1997 and 1996


                                                 1997           1996
                                                 ----           ----
Additions to net assets available for
  benefits attributed to:

    Investment income:
      Net appreciation in fair value
        of investments                      $ 2,066,525    $ 1,267,663
      Interest                                   18,763         14,952
      Dividends                                 714,002        345,607
                                            -----------    -----------
        Total investment income               2,799,290      1,628,222

    Contributions:
      Employee contributions                  1,821,012      1,434,016
      Employer contributions                    950,244        758,674
                                            -----------    -----------
        Total contributions                   2,771,256      2,192,690
                                            -----------    -----------
          Total additions                     5,570,546      3,820,912

Deductions from net assets available
  for benefits attributed to:
    Benefits paid to participants             2,843,275        608,258
    Forfeitures                                  65,572         24,208
    Other, net                                   34,603         14,112
                                            -----------    -----------
          Total deductions                    2,943,450        646,578
                                            -----------    -----------
Net increase in net assets
  available for benefits                      2,627,096      3,174,334

Net assets available for benefits:
  Beginning of year                          12,534,393      9,360,059
                                            -----------    -----------

  End of year                               $15,161,489    $12,534,393
                                            ===========    ===========

            See accompanying notes to financial statements.

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                     Notes to Financial Statements
                      December 31, 1997 and 1996



(1)  Description of Plan

     The following description of the Plan provides only general information. Participants should refer to the 401(k) Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     For each of the years ended December 31, 1997 and 1996, participants could elect to contribute, through payroll deductions, from 1% to 12% of pretax compensation, as defined by the Plan, subject to annual limitations outlined by the Internal Revenue Service. Effective January 1, 1998, the Plan was amended to allow participants to contribute up to 15% of pre-tax compensation. Eligible employees may make a rollover contribution to the Plan of all or any portion of eligible rollover distributions as defined by the Plan. The Company may make a matching contribution of an amount equal to a designated percentage rate of each participant's contribution of pretax compensation. The Company's matching percentage shall be determined by the Company and announced prior to the beginning of the Plan year. For the periods ended December 31, 1997 and 1996, the Company matched 100% of the first 4% of each participant's contribution of pretax compensation. For any Plan year, additional matching contributions can be made at the discretion of the Company.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Plan's earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company matching contributions. The benefit to which a participant is entitled is the vested balance in the participant's account. Unallocated forfeitures are reflected in the accompanying financial statements as a reduction of net assets available for benefits.

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                Notes to Financial Statements, Continued



     Vesting

     Participants are immediately vested in their contributions plus
     actual earnings thereon.   Vesting for the Company matching
     contributions is at a rate of 20% per year beginning after the employee's first full year of service with an additional 20% for the next four years achieving 100% vesting at five years of credited service. Participants become fully vested in the Company matching contributions upon retirement or in the event of death or disability.

     Investment Options

     Effective April 1, 1996, the Plan assets were transferred to a third party trustee/custodian. As a result of the transfer, the investment options also changed. The following investment options were available prior to April 1, 1996:

        Vanguard Money Market Reserves - U.S. Treasury Portfolio - invests in securities backed by the U.S. Government.

        Vanguard Fixed Income Securities Fund - GNMA Portfolio - invests at least 80% of its assets in Government National
        Mortgage Association pass-through certificates. These certificates are mortgage-backed securities representing part ownership of a pool of mortgage loans.

        Vanguard Index Trust - 500 Portfolio - invests in an attempt to duplicate the investment results of the S&P 500 Index by holding all 500 stocks in approximately the same proportions as they are represented in the S&P 500 Index.

        Fidelity Contrafund - invests mainly in equity securities of companies that are undervalued or "out-of-favor" but show potential for capital appreciation.

     The following investment options were available effective April 1, 1996:

        Merrill Lynch Retirement Reserves Fund - invests in short-term money market securities such as U.S. Government and agency securities, bank certificates of deposit and banker's acceptances, commercial paper and repurchase agreements to seek current income, preservation of capital and liquidity.

        Merrill Lynch Investment Grade Corporate Bond Fund - invests at least 65% of its assets in high quality corporate debt. This portfolio invests primarily in securities rated "A" or better.

        Merrill Lynch Equity Index Trust - invests in an attempt to duplicate the investment results of the S&P 500 Index by holding all 500 stocks in approximately the same proportions as they are represented in the S&P Index.

        Merrill Lynch Capital Fund - invests primarily in equity securities of high quality large-cap companies, corporate bonds and money market securities in an effort to diversify its investments.

                   UNITED VIDEO SATELLITE GROUP, INC.
                            401(k) PLAN

                Notes to Financial Statements, Continued



       Merrill Lynch Technology Fund - invests in equities of technology companies domiciled in developed markets including computer production, communications, consumer electronics, electronic components, factory and office automation and in other companies substantially involved in the more general field of technology. The fund will not invest more than 25% of its total assets in any one industry. Subsequent to December 31, 1996, the assets in this fund were transferred to the Seligman Communication and Information Fund.

       Aim Value Fund - invests primarily in equity securities of companies that are believed to be undervalued relative to current or projected earnings of the companies issuing the securities, or relative to the current market value of the assets owned by the company. The fund may invest up to 25% of its assets in foreign securities.

       Aim Equity Constellation Fund - invests largely in common stocks, emphasizing small to medium-sized emerging growth companies that have experienced above-average and consistent earnings growth or companies that are currently experiencing a dramatic increase in profits.

       Templeton Foreign Fund - invests in stocks and debt securities of companies and governments outside the United States. It maintains a flexible investment policy allowing it to invest in all types of securities and in any foreign country, developed or under-developed.

       United Video Stock Fund - invests primarily in shares of the Company. A participant may not invest more than 20% of the value of his or her accounts in the United Video Stock Fund.

     Effective June 1, 1997, assets held in the Merrill Lynch Technology Fund were transferred to the Seligman Communications and Information Fund. The Seligman Communications and Information Fund seeks capital appreciation by investing in a diversified portfolio of common stocks of both domestic and foreign companies that provide products and services in communications, information and other technology-related industries. After June 1, 1997, the Merrill Lynch Technology Fund was no longer an available investment option.

     Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments to the available investment options. Participants may change their investment options and transfer balances between existing investments on a daily basis.

     Payment of Benefits

     Upon separation of service due to termination, death, disability or retirement, participants can elect to leave their account balance within the Plan until minimum distribution payments are required by law or elect to receive either a lump sum distribution of their account or, if their account balance is greater than $3,500, equal periodic payments over a designated period in accordance with current tax regulations.

     Participant Loans

     Under certain circumstances, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. Loan terms are not to exceed five years (10 years for the purchase of a principal residence). The loans are secured by the balance in the participant's account and bear interest at the prime rate published in the Wall Street Journal on the last business day of the month prior to the date the loan is funded plus 1%. Principal and interest are repaid by the participant in accordance with the Plan document.

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                Notes to Financial Statements, Continued



     Administrative Expenses

     The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Company in 1997 and 1996.


(2)  Summary of Accounting Policies

     Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

     Investment Valuation

     The Plan's investments are stated at fair value, based on quoted market prices. The participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


(3)  Investments

     The following table presents the fair values of individual investments at December 31, 1997 and 1996:

                                                 1997           1996
                                                 ----           ----

       Merrill Lynch Retirement Reserves
         Fund; 1,132,612 shares at $1.00
         per share and 1,089,412 shares at
         $1.00 per share at December 31,
         1997 and 1996, respectively         $ 1,132,612    $ 1,089,412
       Merrill Lynch Investment Grade
         Corporate Bond Fund; 135,857
         shares at $11.49 per share and
         157,348 shares at $11.32 per
         share at December 31, 1997
         and 1996, respectively                1,560,993      1,781,179
       Merrill Lynch Equity Index Trust;
         98,113 shares at $65.38 per
         share and 113,797 shares at
         $49.16 per share at December 31,
         1997 and 1996, respectively           6,414,111      5,594,390
       Merrill Lynch Technology Fund;
         24,795 shares at $4.97 per
         share at December 31, 1996                   --        123,228
       Merrill Lynch Capital Fund;
         15,789 shares at $34.46 per
         share and 8,047 shares at
         $31.02 per share at December 31,
         1997 and 1996, respectively             544,103        249,604
       Aim Equity Constellation Fund;
         30,779 shares at $26.38 per
         share and 22,413 shares at
         $25.26 per share at December 31,
         1997 and 1996, respectively             811,960        566,158
       Aim Value Fund; 95,846 shares
         at $32.42 per share and 85,903
         shares at $29.15 per share at
         December 31, 1997 and 1996,
         respectively                          3,107,337      2,504,066
       Templeton Foreign Fund; 45,216
         shares at $9.95 per share and
         25,141 shares at $10.36 per
         share at December 31, 1997 and
         1996, respectively                      449,904        260,463
       United Video Satellite Group
         Class A Common Stock; 8,343
         shares at $28.75 per share
         and 4,882 shares at $17.50 per
         share at December 31, 1997 and
         1996, respectively                      239,862         85,430
       Seligman Communications Fund;
         20,666 shares at $23.25 per
         share at December 31, 1997              480,474             --
       Participant loans                         270,825        180,042
                                             -----------     ----------

                                             $15,012,181    $12,433,972
                                             ===========    ===========

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                Notes to Financial Statements, Continued


     The following schedule presents the net appreciation
     (depreciation)in fair value for each significant class of investment for the years ended December 31, 1997 and 1996:

                                                 1997           1996
                                                 ----           ----

       Common/collective trust funds          $1,726,422   $  715,784
       Mutual funds                              262,384      561,839
       Common stock                               77,719       (9,960)
                                              ----------     --------

                                              $2,066,525   $1,267,663
                                              ==========   ==========

(4)  Internal Revenue Service Status

     During 1996, the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Plan trustees and the administrative committee are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

 6.  Separate Option Allocation

     The amount of net assets available for benefits at the beginning of the Plan year and changes in net assets during the Plan year, allocated by separate investment option, is as follows:




                                      Vanguard                                              Merrill
                         Vanguard     Money Market                            Merrill       Lynch
                         Fixed Income Reserves -    Vanguard                  Lynch         Investment    Merrill      Merrill
                         Securities   U.S.          Index Trust               Retirement    Grade         Lynch        Lynch
                         Fund - GNMA  Treasury      500          Fidelity     Reserves      Corporate     Equity       Capital
                         Portfolio    Portfolio     Portfolio    Contrafund   Fund          Bond Fund     Index Trust  Fund


Net assets available for
 benefits, December 31,
 1995                    $ 1,712,493  $ 1,198,776   $ 4,406,192  $ 1,769,987  $        --   $        --   $        --  $       --


Investment income:
  Net appreciation           (41,694)          --       282,160      123,656           --        (1,607)      715,784      10,144
  Interest                       495          341         1,600        1,069          946         1,456         4,928          17
  Dividends                   27,434       11,926        14,039       (1,098)      41,999        85,048            89      10,469
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------
   Total investment
     income                  (13,765)      12,267       297,799      123,627       42,945        84,897       720,801      20,630

Contributions:
  Employee                    47,458       43,705       180,100      162,478       65,605        90,096       320,076      62,790
  Employer                    29,485       24,382       117,316       97,196       43,015        53,834       181,282      15,794
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------
   Total contributions        76,943       68,087       297,416      259,674      108,620       143,930       501,358      78,584
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------
     Total additions          63,178       80,354       595,215      383,301      151,565       228,827     1,222,159      99,214

Benefits paid to
  participants               (64,718)     (11,302)     (254,773)     (14,911)     (40,937)      (38,075)      (83,452)       (481)
Forfeitures                       --           --            --           --           --            --            --          --
Other                         (2,238)       5,641       (13,093)      (3,830)          41           141            20          --
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------
    Total deductions         (66,956)      (5,661)     (267,866)     (18,741)     (40,896)      (37,934)      (83,432)       (481)

Interfund transfers       (1,708,715)  (1,273,469)   (4,733,541)  (2,134,547)     978,743     1,590,286     4,455,663     150,871
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------

Net change in net assets
 available for benefits:  (1,712,493)  (1,198,776)   (4,406,192)  (1,769,987)   1,089,412     1,781,179     5,594,390     249,604
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------

Net assets available for
 benefits, December 31,
 1996                             --           --            --           --    1,089,412     1,781,179     5,594,390     249,604

Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments           --           --            --           --           --        19,793     1,726,741      34,394
  Interest                        --           --            --           --        1,616         1,693         8,730         166
  Dividends                       --           --            --           --       63,164       100,609            --      40,121
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------
   Total investment
     income                       --           --            --           --       64,780       122,095     1,735,471      74,681

Contributions:
  Employee contributions          --           --            --           --      107,100       116,754       443,327     153,168
  Employer contributions          --           --            --           --       71,109        70,593       256,691      54,181
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------
   Total contributions            --           --            --           --      178,209       187,347       700,018     207,349
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------
    Total additions               --           --            --           --      242,989       309,442     2,435,489     282,030

Benefits paid to
  participants                    --           --            --           --   (1,099,004)     (242,297)     (914,131)    (22,386)
Forfeitures                       --           --            --           --           --            --            --          --
Other, net                        --           --            --           --      (33,964)           --            --          --
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------
    Total deductions              --           --            --           --   (1,132,968)     (242,297)     (914,131)    (22,386)

Interfund transfers               --           --            --           --      933,179      (287,331)     (701,637)     34,855
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------

Net change in net assets
  available for benefits          --           --            --           --       43,200      (220,186)      819,721     294,499
                         -----------  -----------   -----------  -----------  -----------   -----------   -----------  ----------

Net assets available for
  benefits, December 31,
  1997                   $        --  $        --   $        --  $        --  $ 1,132,612   $ 1,560,993   $ 6,414,111  $  544,103
                         ===========  ===========   ===========  ===========  ===========   ===========   ===========  ==========








Merrill                   Aim                                      United
Lynch        Aim          Equity                       Templeton   Video       Participant
Technology   Value        Constellation                Foreign     Stock       Loan
Fund         Fund         Fund           Seligman      Fund        Fund        Fund        Cash        Unallocated   Totals




$     --     $        --  $      --      $       --    $      --   $     --    $ 155,043   $    --     $117,568      $ 9,360,059



   1,558         158,056     19,184             --        10,382     (9,960)          --        --           --        1,267,663
      --           3,510         49             --            41         31           --        --          469           14,952
   5,555         121,482     18,877             --         9,787         --           --        --           --          345,607
--------     -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------

   7,113         283,048     38,110             --        20,210     (9,929)          --        --          469        1,628,222


   21,903        259,906    100,261             --        36,232     44,197           --        --         (791)       1,434,016
    6,496        148,603     29,891             --        16,187      8,165           --        --      (12,972)         758,674
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------
   28,399        408,509    130,152             --        52,419     52,362           --        --      (13,763)       2,192,690
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------
   35,512        691,557    168,262             --        72,629     42,433           --        --      (13,294)       3,820,912


       --        (98,219)      (563)            --          (341)    (1,629)      (2,079)    3,222           --         (608,258)
       --             --         --             --            --         --           --        --      (24,208)         (24,208)
       --             --         --             --            --         --         (794)       --           --          (14,112)
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------
       --        (98,219)      (563)            --          (341)    (1,629)      (2,873)    3,222      (24,208)        (646,578)

   87,716      1,910,728    398,459             --       188,175     44,626       27,872        --       17,133               --
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------


  123,228      2,504,066    566,158             --       260,463     85,430       24,999     3,222      (20,369)       3,174,334
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------



  123,228      2,504,066    566,158             --       260,463     85,430      180,042     3,222       97,199       12,534,393




   21,534        281,576     27,276        (93,212)      (29,305)    77,728           --        --           --        2,066,525
       66          5,524        410            205           127        226           --        --           --           18,763
       --        313,911     57,415         92,495        46,287         --           --        --           --          714,002
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------

   21,600        601,011     85,101           (512)       17,109     77,954           --        --           --        2,799,290


   17,943        409,409    227,988         78,575       157,194     48,010           --        --       61,544        1,821,012
    9,137        203,597    105,037         34,031        66,571     24,245           --        --       55,052          950,244
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------
   27,080        613,006    333,025        112,606       223,765     72,255           --        --      116,596        2,771,256
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------
   48,680      1,214,017    418,126        112,094       240,874    150,209           --        --      116,596        5,570,546


   (2,403)      (348,736)  (101,035)        (6,548)      (57,386)   (29,350)     (17,462)   (2,537)          --       (2,843,275)
       --             --         --             --            --         --           --        --      (65,572)         (65,572)
       --             --         --             --            --         --       (1,039)      400           --          (34,603)
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------
   (2,403)      (348,736)  (101,035)        (6,548)      (57,386)   (29,350)     (18,501)   (2,137)     (65,572)      (2,943,450)

 (169,505)      (262,010)   (71,289)       374,928         5,953     33,573      109,284        34          (34)              --
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------


 (123,228)       603,271    245,802        480,474       189,441    154,432       90,783    (2,103)      50,990        2,627,096
---------    -----------  ---------      ---------     ---------   --------    ---------   -------     --------      -----------



$      --    $ 3,107,337  $ 811,960      $ 480,474     $ 449,904   $239,862    $ 270,825   $ 1,119     $148,189      $15,161,489
=========    ===========  =========      =========     =========   ========    =========   =======     ========      ===========


                         SUPPLEMENTAL SCHEDULES


                                                            Schedule 1



                   UNITED VIDEO SATELLITE GROUP, INC.
                            401(k) PLAN

                 Item 27(a) - Schedule of Assets Held
                       For Investment Purposes

                          December 31, 1997



Column (a)     Column (b)                       Column (c)            Column (d)  (Column (e)

                                                Description of
                                                Investment Including
Party-in-                                       Maturity Date, Rate
Interest       Identity of Issue, Borrower      of Interest, Par or               Current
Identification Lessor or Similar Party          Maturity Value        Cost        Value


      *        Merrill Lynch:
                 Retirement Reserves Fund       Money market          $ 1,132,612 $ 1,132,612
                 Investment Grade Corporate
                   Bond Fund                    Mutual fund             1,538,438   1,560,993
                 Equity Index Trust             Common/collective
                                                  trust                 4,946,974   6,414,111
                 Capital Fund                   Mutual fund               512,190     544,103
               Aim:
                 Value Fund                     Mutual fund             2,894,131   3,107,337
                 Equity Constellation Fund      Mutual fund               804,296     811,960
               Templeton Foreign Fund           Mutual fund               483,785     449,904
               Seligman Communications Fund     Mutual fund               572,789     480,474
      *        United Video Satellite Group,
                 Inc., Class A Common Stock     Common stock              175,712     239,862
      *        Participant Loans                (7%-10%)                  270,825     270,825
                                                                      ----------  -----------
                                                                      $13,331,752 $15,012,181
                                                                      =========== ===========



* Party-in-Interest

                                                           Schedule 2


                 UNITED VIDEO SATELLITE GROUP, INC.
                            401(k) PLAN

         Item 27(d) - Schedule of Reportable Transactions

                   Year Ended December 31, 1997



Column (a)    Column (b)                Column (c)    Column (d)   Column (e)     Column (f) Column (g)   Column (h)    Column (i)

                                                                   Expense                                Current Value
Identity                                                           Incurred                               of Asset on
of Party      Description               Purchase      Selling      With           Lease      Cost of      Transaction   Net Gain
Involved      of Assets                 Price         Price        Transaction    Rental     Asset        Date          (Loss)



The Merrill   Merrill Lynch:
  Lynch         Retirement Reserves     $1,470,675    $       --   $    --        $    --    $1,470,675   $1,470,675    $     --
  Companies     Retirement Reserves             --     1,427,475        --             --     1,427,475    1,427,475          --
                Equity Index Trust       1,041,260            --        --             --     1,041,260    1,041,260          --
                Equity Index Trust              --     1,948,279        --             --     1,512,953    1,948,279     435,326
                Investment Grade
                  Corporate Bond Fund      313,352            --        --             --       313,352      313,352          --
                Investment Grade
                  Corporate Bond Fund           --       460,596        --             --       463,773      460,596      (3,177)
              AIM:
                Value Fund               1,015,670            --        --             --     1,015,670    1,015,670          --
                Value Fund                      --       693,901        --             --       600,493      693,901      93,408
                Equity Constellation
                  Fund                     551,214            --        --             --       551,214      551,214          --
                Equity Constellation
                  Fund                          --       332,689        --             --       306,249      332,689      26,440



                             SIGNATURES



     The Plan.   Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               UNITED VIDEO SATELLITE GROUP, INC.
                                          401(k) Plan





DATE:  June 26, 1998           By:     /s/ Peter C. Boylan III
                                    ------------------------------
                                          Peter C. Boylan III
                                    Member, United Video Satellite
                                       Group, Inc. 401(k) Plan
                                       Administrative Committee

                             EXHIBIT INDEX


Exhibit
Number                     Description
-------                    ------------

  23         Consent of KPMG Peat Marwick LLP